EXHIBIT 21.1

Subsidiaries of Atlassian Corporation Plc

Atlassian Corporation Plc is a holding company and we conduct substantially all of our business through certain of our subsidiaries. As of June 30, 2016, our significant subsidiaries, all of which are wholly-owned, are as follows:

Name	Country of Incorporation
Atlassian (UK) Limited	United Kingdom

Atlassian (Australia) Limited	United Kingdom

Atlassian (Global) Limited	United Kingdom

Atlassian, Inc.	United States of America

Atlassian LLC	United States of America

Atlassian Australia 1 Pty Ltd	Australia

Atlassian Australia 2 Pty Ltd	Australia

Atlassian Corporation Pty. Ltd.	Australia

Atlassian Pty Ltd	Australia

MITT Trust	Australia